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                                                                     EXHIBIT 3.3

                            CERTIFICATE OF AMENDMENT
                                       OF
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                               ENDWAVE CORPORATION

         ENDWAVE CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

         FIRST: The name of the corporation is ENDWAVE CORPORATION.

         SECOND: The original name of this corporation is Endgate Merger Corporation, and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware is April 7, 1995.

         THIRD: The following amendment to the Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 141(f) and 242 of the General Corporation Law of the State of Delaware (the "General Corporation Law") by resolutions duly adopted by the Board of Directors of this Corporation and was approved by the stockholders as provided in Section 228 of the General Corporation Law.

         FOURTH: Section A of Article IV of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced, effective as of 5:01 p.m. E.D.S.T. on June 28, 2002, with the following:

                                      "IV.

         A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is One Hundred and Five Million (105,000,000) shares. One Hundred Million (100,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001). Upon the effectiveness of this Certificate of Amendment, every four (4) shares of Common Stock outstanding shall be combined into one (1) shares of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share."

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         IN WITNESS WHEREOF, ENDWAVE CORPORATION has caused this Certificate of
Amendment of Amended and Restated Certificate of Incorporation to be signed by its President this 26th day of June, 2002.

                                             ENDWAVE CORPORATION

                                             By:   /s/ Edward A. Keible, Jr.
                                                 -------------------------------
                                                   Edward A. Keible, Jr.
                                                   President